SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pinduoduo Inc.

(Name of Issuer)

Class A ordinary shares, $0.000005 par value per share

(Title of Class of Securities)

722304 102**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 722304 102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “PDD.” Each ADS represents four Class A ordinary shares of the issuer.  No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Zheng Huang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,074,447,700(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,074,447,700(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,074,447,700(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 44.6%(2)
12	Type of Reporting Person IN

(1)                                 Consists of (i) 1,134,932,140 Class B ordinary shares directly held by Walnut Street Investment, Ltd., (ii) 388,360,860 Class B ordinary shares directly held by Walnut Street Management, Ltd., and (iii) 551,154,700 Class B ordinary shares directly held by Pure Treasure Limited. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)                                 Calculation is based on a total of 4,649,428,688 ordinary shares (being the sum of 2,574,980,988 Class A ordinary shares and 2,074,447,700 Class B ordinary shares) of the Issuer as a single class as of February 12, 2019, after the consummation of the transactions reported in the Issuer’s Rule 424(b)(4) Prospectus filed on February 8, 2019 and reflecting the full exercise of over-allotment option by the underwriters. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

1	Name of Reporting Person Steam Water Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,074,447,700(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,074,447,700(3)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,074,447,700(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 44.6%(4)
12	Type of Reporting Person CO

(3)                                 Consists of (i) 1,134,932,140 Class B ordinary shares directly held by Walnut Street Investment, Ltd., (ii) 388,360,860 Class B ordinary shares directly held by Walnut Street Management, Ltd., and (iii) 551,154,700 Class B ordinary shares directly held by Pure Treasure Limited. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4)                                 Calculation is based on a total of 4,649,428,688 ordinary shares (being the sum of 2,574,980,988 Class A ordinary shares and 2,074,447,700 Class B ordinary shares) of the Issuer as a single class as of February 12, 2019, after the consummation of the transactions reported in the Issuer’s Rule 424(b)(4) Prospectus filed on February 8, 2019 and reflecting the full exercise of over-allotment option by the underwriters. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

1	Name of Reporting Person Walnut Street Investment, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,686,086,840(5)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,686,086,840(5)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,686,086,840(5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 36.3%(6)
12	Type of Reporting Person CO

(5)                                 Consists of (i) 1,134,932,140 Class B ordinary shares directly held by Walnut Street Investment, Ltd., and (ii) 551,154,700 Class B ordinary shares directly held by Pure Treasure Limited. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(6)                                 Calculation is based on a total of 4,649,428,688 ordinary shares (being the sum of 2,574,980,988 Class A ordinary shares and 2,074,447,700 Class B ordinary shares) of the Issuer as a single class as of February 12, 2019, after the consummation of the transactions reported in the Issuer’s Rule 424(b)(4) Prospectus filed on February 8, 2019 and reflecting the full exercise of over-allotment option by the underwriters. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

1	Name of Reporting Person Walnut Street Management, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 388,360,860
	6	Shared Voting Power 0
	7	Sole Dispositive Power 388,360,860
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 388,360,860
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.4%(7)
12	Type of Reporting Person CO

(7)                                 Calculation is based on a total of 4,649,428,688 ordinary shares (being the sum of 2,574,980,988 Class A ordinary shares and 2,074,447,700 Class B ordinary shares) of the Issuer as a single class as of February 12, 2019, after the consummation of the transactions reported in the Issuer’s Rule 424(b)(4) Prospectus filed on February 8, 2019 and reflecting the full exercise of over-allotment option by the underwriters. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

1	Name of Reporting Person Pure Treasure Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Samoa
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 551,154,700
	6	Shared Voting Power 0
	7	Sole Dispositive Power 551,154,700
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 551,154,700
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.9%(8)
12	Type of Reporting Person CO

(8)                                 Calculation is based on a total of 4,649,428,688 ordinary shares (being the sum of 2,574,980,988 Class A ordinary shares and 2,074,447,700 Class B ordinary shares) of the Issuer as a single class as of February 12, 2019, after the consummation of the transactions reported in the Issuer’s Rule 424(b)(4) Prospectus filed on February 8, 2019 and reflecting the full exercise of over-allotment option by the underwriters. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 1(a).	Name of Issuer: Pinduoduo Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, People’s Republic of China

Item 2(a).

Name of Person Filing:
(i) Zheng Huang;

(ii) Steam Water Limited;

(iii) Walnut Street Investment, Ltd.;

(iv) Walnut Street Management, Ltd.; and

(v) Pure Treasure Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Zheng Huang
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, People’s Republic of China

For Steam Water Limited
Ritter House, Wickhams Cay II
Road Town, Tortola
British Virgin Islands

For Walnut Street Investment, Ltd. and Walnut Street Management, Ltd.
Trinity Chambers, P.O. Box 4301
Road Town, Tortola
British Virgin Islands

For Pure Treasure Limited
Offshore Chambers, P.O. Box 217
Apia, Samoa

Item 2(c)

Citizenship:
Zheng Huang — the People’s Republic of China
Steam Water Limited — the British Virgin Islands

Walnut Street Investment, Ltd. — the British Virgin Islands
Walnut Street Management, Ltd. — the British Virgin Islands
Pure Treasure Limited — Samoa

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.000005  par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
722304 102

This CUSIP number applies to the American depositary shares of the Issuer, each representing four Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Zheng Huang	2,074,447,700	44.6%	89.0%	2,074,447,700	0	2,074,447,700	0
Steam Water Limited	2,074,447,700	44.6%	89.0%	2,074,447,700	0	2,074,447,700	0
Walnut Street Investment, Ltd.	1,686,086,840	36.3%	72.3%	1,686,086,840	0	1,686,086,840	0
Walnut Street Management, Ltd.	388,360,860	8.4%	16.7%	388,360,860	0	388,360,860	0
Pure Treasure Limited	551,154,700	11.9%	23.6%	551,154,700	0	551,154,700	0

As of December 31, 2018, (i) 1,134,932,140 Class B ordinary shares were directly held by Walnut Street Investment, Ltd., (ii) 388,360,860 Class B ordinary shares were directly held by Walnut Street Management, Ltd., and (iii) 551,154,700 Class B ordinary shares were directly held by Pure Treasure Limited. Pure Treasure Limited is controlled by Walnut Street Investment, Ltd., and each of Walnut Street Investment, Ltd. and Walnut Street Management, Ltd is controlled by Steam Water Limited, which in turn is beneficially owned by Mr. Zheng Huang through a trust established under the laws of the British Virgin Islands. Mr. Huang is the settlor of the trust, and Mr. Huang and his family members are the trust’s beneficiaries.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 4,649,428,688 ordinary shares (being the sum of 2,574,980,988 Class A ordinary shares and 2,074,447,700 Class B ordinary shares) of the Issuer as a single class as of February 12, 2019, after the consummation of the transactions reported in the Issuer’s Rule 424(b)(4) Prospectus filed on February 8, 2019 and reflecting the full exercise of over-allotment option by the underwriters. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Certain persons holding minority stakes in Pure Treasure Limited and Walnut Street Management, Ltd. may be deemed to have the right to receive dividend from, or the proceeds from the sale of the equity securities held of record by Pure Treasure Limited and Walnut Street Management, Ltd. and such interest relates to no more than 5% of outstanding ordinary shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

ZHENG HUANG

/s/ Zheng Huang

Steam Water Limited

By:	/s/ Rustem Limited
Name:	Rustem Limited
Title:	Director

Walnut Street Investment, Ltd.

By:	/s/ Zheng Huang
Name:	Zheng Huang
Title:	Authorized Signatory

Walnut Street Management, Ltd.

By:	/s/ Zheng Huang
Name:	Zheng Huang
Title:	Authorized Signatory

Pure Treasure Limited

By:	/s/ Zheng Huang
Name:	Zheng Huang
Title:	Authorized Signatory